NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 09, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 29, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On July 29, 2024, Ashford Inc. effected a 1-for-10,000 reverse stock split of its common stock, which was followed immediately by a 10,000-for-1 forward stock split. Each share of Common Stock held by a stockholder owning fewer than 10,000 shares in any one account immediately prior to the Reverse Stock Split will be automatically converted into the right to receive $5.00 in cash for each share owned immediately prior to the Reverse Stock Split, without interest. The cash payment will be made on or about August 7, 2024. Stockholders owning in any one account 10,000 or more shares immediately prior to the effective time of the Reverse Stock Split will not be entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any. The primary purpose of the Transaction is to enable the Company to reduce and maintain the number of record holders of its common stock below 300, which is the level at which SEC public reporting is required. Following the completion of the transaction, the common stock would cease to be listed on the NYSE American and would not be eligible for listing on a national stock exchange. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 29, 2024.